United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 8, 2024

Date of Report (Date of earliest event reported)

JVSPAC Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-41922	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

G/F Hang Tak Building 1 Electric Street Wan Chai Hong Kong	n/a
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	JVSAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, no par value	JVSA	The Nasdaq Stock Market LLC
Rights	JVSAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material Definitive Agreement.

Merger Agreement

On April 8, 2024, JVSPAC Acquisition Corp., a British Virgin Islands business company (the “JVSPAC”) entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with (i) Hotel101 Global Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Global”), (ii) Hotel of Asia, Inc., a company with limited liability incorporated under the laws of the Philippines (“Hotel of Asia” and together with Hotel101 Global, the “Company Parties”), (iii) DoubleDragon Corporation, a company incorporated under the laws of the Philippines and listed on the Philippine Stock Exchange, Inc. (“DoubleDragon”); (iv) DDPC Worldwide Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of DoubleDragon (“DDPC”), (v) Hotel101 Worldwide Private Limited, a private company limited by shares incorporated under the laws of Singapore (“Hotel101 Worldwide”, and together with DDPC, and DoubleDragon, the “Principal Shareholders”), (vi) Hotel101 Global Holdings Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of DoubleDragon (“PubCo”), (vii) HGHC 4 Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore and a wholly-owned subsidiary of PubCo (“Merger Sub 1”), and (viii) HGHC 3 Corp., a British Virgin Islands business company and a wholly-owned subsidiary of PubCo (“Merger Sub 2”).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1, and is incorporated herein by reference, and the description of the Merger Agreement herein is qualified in its entirety by reference thereto.

Company Amalgamation and SPAC Merger and Merger Consideration

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with applicable laws, as part of the transactions contemplated by the Merger Agreement and the Additional Agreements (defined below) (the “Transactions”), (a) prior to the Company Amalgamation and SPAC Merger (each as defined below), DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to PubCo (the “Share Transfer”) in exchange for 30,935,563 PubCo Class A ordinary shares (the “Transfer Payment Shares”) pursuant to a Share Purchase Agreement (defined below); (b) prior to the Company Amalgamation and SPAC Merger (each as defined below), DDPC will transfer to Hotel101 Global certain real estate-related properties free and clear of any encumbrances in exchange for the issuance of ordinary shares in the capital of Hotel101 Global to DDPC (the “Property Transfer”); (c) Hotel101 Global and Merger Sub 1 will amalgamate, with Hotel101 Global being the surviving entity and becoming a wholly owned subsidiary of PubCo (“Company Amalgamation”), and (d) JVSPAC will merge with and into Merger Sub 2, with JVSPAC being the surviving entity and becoming a wholly owned subsidiary of PubCo (the “SPAC Merger”). Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to DDPC, Hotel 101 Worldwide and certain key executives of the Company Parties is an aggregate of $2,300,000,000 which will be paid entirely in stock, comprised of newly issued ordinary shares of PubCo at a price of $10.00 per share (the “Closing Payment Shares”).

If PubCo’s reported consolidated revenue for fiscal year 2025, as set forth in its annual audited consolidated financial statements, is at least $113.25 million, then PubCo, at its option, may issue in the aggregate up to an additional 500,000 ordinary shares (the “Earnout Shares”) as a bonus to the directors, executives, managers, advisors and employees of PubCo, its subsidiaries and/or parent companies, as determined at the relevant time. Parties agree that fifty percent (50%) of the Earnout Shares will not be subject to any lock-up arrangement, and the remaining fifty percent (50%) of the Earnout Shares shall be subject to a lock-up period of six (6) months from the date of issuance.

Representations and Warranties

In the Merger Agreement, the Company Parties and Principal Shareholders, jointly and severally, make certain representations and warranties (with certain qualifications set out in the Merger Agreement and exceptions set forth in the disclosure schedule to the Merger Agreement) relating to: (a) proper corporate existence and power of each of the Company Parties and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement to which it is a party, and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and Additional Agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Party; (h) accuracy of the list of each subsidiary of Company Party; (i) financial information; (j) books and records, and accuracy, completeness and authenticity of contracts, documents and other papers; (k) absence of certain changes or events; (l) title to assets and properties; (m) material litigations; (n) material contracts; (o) licenses and permits; (p) cybersecurity and compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) employment matters; (t) real property; (u) tax matters; (v) environmental matters; (w) finders’ fees; (x) powers of attorney and suretyships; (y) directors and officers; (z) certain business practices; (aa) compliance with sanctions and anti-money laundering laws; (bb) status under the Investment Company Act of 1940, as amended (the “Investment Company Act”); (cc) insurance matters; (dd) related party agreements and (ee) other information.

In the Merger Agreement, JVSPAC makes certain representations and warranties (except as disclosed in SEC filed documents) relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and each Additional Agreement; (d) absence of conflicts; (e) finders’ fees; (f) capital structure; (g) trust account; (h) Nasdaq Stock Market listing; (i) board approval; (j) SEC filing requirements and financial statements; (k) litigation; (l) compliance with laws; (m) that JVSPAC is not an investment company; (n) tax matters; (o) expenses incurred as of February 12, 2024; (p) no unlawful payment; and (q) compliance with anti-money laundering laws.

In the Merger Agreement, each of PubCo, Merger Sub 1 and Merger Sub 2 (collectively, the “Acquisition Entities”) makes certain representations and warranties relating to: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement, each Additional Agreement to which it is a party; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and each Additional Agreement to which it is a party; (d) absence of conflicts; (e) finders’ fees; (f) issuance of Transfer Payment Shares and Closing Payment Shares; (g) capital structure; (h) board approval; (i) litigation; (j) compliance with laws; (k) status under the Investment Company Act; (l) no assets, liabilities or obligations of any kind other than those incident to its respective formation; (m) foreign private issuer status; and (n) the adoption an amended PubCo charter in the form and substance to be mutually agreed upon by DoubleDragon and JVSPAC.

Conduct Prior to Closing; Covenants Pending Closing

Each party has agreed, prior to the closing of the Transactions contemplated by the Merger Agreement and Additional Agreements, to, and cause its Subsidiaries to, (a) conduct its respective business in the ordinary course, consistent with past practices, (b) preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties. Each of the Company Parties on the one side and JVSPAC on the other also agreed not to take certain specified actions without the prior written consent of the other party (which shall not be unreasonably withheld) prior to the closing of the Transactions contemplated. Each party also agreed not to, directly or indirectly, take any action intended or designed to facilitate an Alternative Transaction as described in the Merger Agreement.

The Merger Agreement also contains covenants providing for:

●	the Company Parties and its subsidiaries (the “Company Group”) and JVSPAC providing access to their respective offices, properties, facilities, personnel and books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	each party promptly notifying the other party of certain events;

●	SEC filings and cooperation in making certain filings with the SEC;

●	disbursement of funds in the trust account; and

●	directors’ and officers’ indemnification and insurance.

Covenants

The Company Group and Principal Shareholders make covenants relating to, among other things: (a) delivery by April 30, 2024 of audited consolidated IFRS financial statements of each of Hotel101 Global and Hotel of Asia for the years ended December 31, 2023 and 2022 (with a 15-day extension for such financial statements of Hotel101 Global), and by September 30, 2024, the reviewed consolidated IFRS financial statements of each of Hotel101 Global and Hotel of Asia for the six-month period ended June 30, 2024; (b) completion of the Share Transfer by no later than three (3) months after the first filing of the Registration Statement (as defined below); (c) completion of the Property Transfer by no later than the Closing Date; (d) continued employment of certain employees; (e) PubCo’s issuance of shares to certain Key Executives as defined in the Merger Agreement.

Each party further makes covenants relating to, among other things: (a) using commercially reasonable efforts to consummate and implement the Transactions contemplated by the Merger Agreement (including the Share Transfer, the Property Transfer and the Company Amalgamation) and Additional Agreements thereto; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with JVSPAC’s agreements; (e) the preparation and joint filing with the SEC of the Registration Statement and proxy statement; and (f) confidentiality.

General Conditions to Closing

Consummation of the Transactions contemplated in the Merger Agreement is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the Transactions; (ii) the SEC shall have declared the Registration Statement effective, and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued; (iii) the PubCo ordinary shares to be issued in connection with the closing shall have been conditionally approved for listing upon the closing on Nasdaq, subject only to official notice of issuance thereof; (iv) approval of the JVSPAC shareholders of the Transactions; and (v) there shall not have been any material adverse effect in the business, customer relationships, operations, financial condition, regulatory environment or prospects of the Company Group.

Additional JVSPAC’s Conditions to Closing

The obligations of JVSPAC to consummate the Transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	the Company Group, Principal Shareholders and Acquisition Entities shall have performed all its obligations under the Merger Agreement in all material respects;

●	JVSPAC shall have completed financial due diligence of the Company Group, and shall have found the results of its financial due diligence of the Company Group fully satisfactory;

●	the Property Transfer shall have been consummated;

●	the Company Amalgamation shall have been pre-cleared by the Singapore Accounting and Corporate Regulatory Authority;

●	the Share Transfer shall have been completed;

●	each of the representations and warranties of the Company Parties and Principal Shareholders being true on and as of the date of the Merger Agreement and closing of the Transactions, other than as would not reasonably be expected to have a material adverse effect;

●	there having been no material adverse effect to the Company Group;

●	receipt of duly executed opinions from PubCo’s British Virgin Islands and Cayman Islands counsel, Singapore counsel and Philippines counsel, in form and substance satisfactory to JVSPAC;

●	each of the Additional Agreements shall have been duly executed; and

●	PubCo shall have entered into employment agreements with each Key Personnel identified in the Merger Agreement.

Additional Company Parties’ Conditions to Closing

The obligations of the Company Parties to consummate the Transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	JVSPAC shall have performed all its obligations under the Merger Agreement in all material respects;

●	each of the representations and warranties of JVSPAC being true on and as of the date of the Merger Agreement and closing of the Transactions, other than as would not reasonably be expected to have a material adverse effect;

●	JVSPAC shall have executed each of the Additional Agreements; and

●	there having been no material adverse effect to JVSPAC.

Termination

The Merger Agreement may be terminated at any time prior to the closing:

●	by mutual consent of DoubleDragon and JVSPAC;

●	by either JVSPAC or DoubleDragon if the consummation of the Transactions is permanently enjoined or prohibited by a final, non-appealable court order;

●	by either JVSPAC or DoubleDragon if JVSPAC fails to obtain the requisite shareholder for the Transactions;

●	by JVSPAC if the relevant shareholder approvals required for each of the Company Group and Principal Shareholders to consummate the Transactions, including the approval by shareholders of Hotel101 Global and DDPC, shall not have been obtained within 25 days after the effectiveness date of the Registration Statement;

●	by JVSPAC if, within 30 days upon the provision by the Company Group of all financial due diligence information, materials and documents requested by JVSPAC, it is not satisfied with the Company Group’s financial due diligence results;

●	by JVSPAC if any Company Party, Principal Shareholder or Acquisition Entity shall have materially breached any of its representations, warranties, agreements or covenants contained in the Merger Agreement or in any Additional Agreement and, such breach has not been cured prior to 30 days following receipt by the applicable Company Party, Principal Shareholder or Acquisition Entity of a written notice of such breach;

●	by JVSPAC if any of the Company Parties fails to prepare and deliver the financial statements required by the Merger Agreement, including any applicable extension thereof;

●	by JVSPAC if, after the SEC allows the Registration Statement to be declared effective, JVSPAC fails to obtain the Nasdaq approval prior to the earlier of (i) 60 days after the date when the SEC allows the Registration Statement to be declared effective and (ii) January 23, 2025;

●	by DoubleDragon if JVSPAC shall have materially breached any of its representations, warranties, agreements or covenants contained in the Merger Agreement or in any Additional Agreement and, such breach has not been cured prior to 30 days following receipt by JVSPAC of a written notice of such breach.

Additional Agreements

Share Purchase Agreement

In connection with the Share Transfer contemplated in the Merger Agreement, DoubleDragon and PubCo will enter into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which DoubleDragon will transfer 40% of the total issued share capital of Hotel of Asia to PubCo, free and clear of any and all encumbrances in exchange for 30,935,563 PubCo Ordinary Shares (the “Transfer Payment Shares”).

Lock-up Agreement

Parties agree to enter into a lock-up agreement in the form and substance to be mutually agreed upon by JVSPAC and DoubleDragon at the closing of the Transactions.

Item 7.01 Regulation FD Disclosure

On April 8, 2024, JVSPAC issued a press release announcing the execution of the Merger Agreement with PubCo, Hotel101 Global, Hotel of Asia, Principal Shareholders and other named entities thereto. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. The submission of the information set forth in this Item 7.01 will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1.

Item 8.01 Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

Additional Information About the Business Combination and Where to Find It

The proposed Transactions will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this Current Report. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
2.1*	Agreement and Plan of Merger dated April 8, 2024 by and among JVSPAC Acquisition Corp., Hotel101 Global Pte. Ltd., Hotel of Asia, Inc., DoubleDragon Corporation, and other named parties therein.
99.1	Press Release, dated April 8, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant hereby undertakes to furnish copies of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 8, 2024

JVSPAC ACQUISITION CORP.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer